Larry Spirgel
Assistant Director
Robert Shapiro
Staff Accountant
Robert S. Littlepage
Accounting Branch Chief
Paul Fischer
Attorney-Advisor
William Mastrianna
Law Clerk
United States Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-3561

RE:                        Alpine 4 Automotive Technologies Ltd.
Form 8-K
Filed November 5, 2014
Form 10-Q for Fiscal Quarter Ended September 30, 2014
Filed November 19, 2014
File No. 000-55205
Your letter dated January 14, 2015

Dear Messrs. Spirgel, Shapiro, Littlepage, Fischer, and Mastrianna:

This correspondence is in response to your letter (the “Letter”) dated January 14, 2015, in reference to the filing by Alpine 4 Automotive Technologies Ltd. (the “Company”) of the reports listed above.

For your convenience, the Company has reproduced the comments from the Staff in the Letter in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the applicable reports are to the amended reports.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the amended reports.

Form 8-K filed November 5, 2014

General

1. We note in your response to Comment 1 you intend to account for the transaction as a purchase of an asset. Please tell the value that will be assigned to this asset upon its purchase and explain how you will determine this valuation.

Response to Comment 1:

Alpine 4 management anticipates that the value assigned to the asset will be approximately $156,000, which is the amount incurred by AutoTek Incorporated, the owner and initial developer of the software asset, to develop the software that is utilized by its LotWatch™ and ServiceWatch™ services.  The Company believes this amount approximates the fair value of the software source code, as the Company would incur approximately $150,000 - $175,000 if it had to hire software engineers to develop similar software.

Item 5.06. Change in Shell Company Status, page 2

2. We note your response to Comment 2. Please advise us further how Alpine 4 acquired finished goods inventory valued at $224,100 on the company’s balance sheet by virtue of the License Agreement entered into with AutoTek.

Response to Comment 2:

As noted in the Company’s filings, Alpine 4 and AutoTek entered into a license agreement (the “License Agreement”) on August 5, 2014.  Following the entry into the License Agreement, Alpine 4 completed the development of the software source code to the point where it could be loaded onto a device.  As the software development was being completed, Alpine 4 management contacted potential device manufacturers relating to the manufacturing of the devices for use in connection with the LotWatch™ and ServiceWatch™ services.  Once the software source code development was completed, Alpine 4 ordered devices from two manufacturers, which were delivered to Alpine 4 during the third quarter of 2014.  As such, Alpine 4 had finished goods inventory consisting of the hardware to be used in connection with the LotWatch™ and ServiceWatch™ services.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2014

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 8

3. We note your response to Comment 5. It appears that both your LotWatch and Service Watch products contain multiple deliverables that should be divided into separate units of accounting. Please tell us how the arrangement consideration is allocated between the product and service elements per ASC 605-25-25. Please refer to ASC 605-25-25 and 25-30 in your response.

Response to Comment 3:

Alpine 4 has two products:  LotWatch™ and ServiceWatch™

LotWatch™ is a product for dealerships to give them vehicle inventory information. Our telematics devices use information gathered from the OBD (On Board Diagnostics) port, and by utilizing both GPS technology and cellular based service, the LotWatch™ module provides specific, real-time, accurate information about a dealership’s fleet of new vehicles. This information can be easily accessed and viewed on Alpine 4’s interface anywhere the dealership have internet access.

ServiceWatch™ is a product for the driving consumer that also uses information gathered from the OBD port.  By utilizing both GPS technology and cellular based service, the ServiceWatch™ module provides vehicle specific real-time, accurate information to a dealership’s service department to increase sales all while improving their level of service.

When the Company enters into an agreement with a car dealership that wants to utilize its LotWatch™ service, a telematics device must be installed in each vehicle.  The Company will generally charge the car dealership a flat fee to install its telematics device in each vehicle.  The Company recognizes revenue when all the devices have been installed.  At the end of each month, the Company will charge the dealership a fee based on the average number of cars on the dealers lot during the month and revenue is recognized at that time (end of the month).

The Company will account for its revenue per the guidance in ASC 605-25-25 by allocating the total contract amount between the product and service elements.  When a vehicle is sold to the driving consumer who purchases the ServiceWatch™ service, the cost of the service (generally $400 - $500 depending on the arrangement with the dealership) is added to the price of the car and the amount collected by the dealership for this service is remitted to the Company.  At the time of the vehicle is purchased, the Company recognizes revenue of approximately $175 for the telematics device that has been installed in the vehicle and the remaining amount is recognized over the service period of generally 24 to 36 months.  The telematics device costs the Company approximately $75 and the Company estimates the retail price of this device to be $175 if sold separately.  The Company believes that its allocation of the total revenue between product and service approximates the retail value of each ($175 for the device and $8 to 10 per month for the monitoring service).

4. In future filings please provide the disclosures required for multiple element arrangements per ASC 605-25-50-2. Your current disclosure only provides a general nature of the arrangements and does not address whether the significant deliverables qualify as separate units of accounting.

Response to Comment 4:

In the Company’s future filings, it will provide the disclosures required for multiple element arrangements as outlined in ASC 605-25-50-2.

Conclusion

The Company acknowledges the following:

● The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kent B. Wilson, Chief Executive Officer the Company, at (855-777-0077, ext. 801) or Park Lloyd, counsel to the Company, at (801) 350-7619, if you have any additional questions or wish to discuss any matters with respect to this letter or the amended filings.

Very truly yours,

Alpine 4 Automotive Technologies Ltd.

/s/ Kent B. Wilson

Kent B. Wilson
Chief Executive Officer